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                            January 3, 2023

       Lee Jacobson
       Chief Executive Officer
       Robot Cache US Inc.
       4330 La Jolla Village Drive, Suite 200
       San Diego, California 92122

                                                        Re: Robot Cache US Inc.
                                                            Post-Effective
Amendment to the Offering Statement on Form 1-A
                                                            Filed December 6,
2022
                                                            File No. 024-11954

       Dear Lee Jacobson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment to the Offering Statement on Form 1-A Filed December 6, 2022

       Risk Factors, page 6

   1. Please discuss how recent market events, including the bankruptcies of certain crypto market participants,
and the downstream effects of those events have impacted or may impact your business,
service providers, counterparties and market in which you operate, either directly or
indirectly. For example, discuss the potential impact of the platform limiting its services
or ability for users to earn IRON as a result of these events.
   2. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the
crypto asset markets. For example, discuss how market conditions have affected how your
business is perceived by customers, counterparties, and regulators, and whether there is a
material impact on your operations or financial condition.
 Lee Jacobson
FirstName  LastNameLee Jacobson
Robot Cache  US Inc.
Comapany
January    NameRobot Cache US Inc.
        3, 2023
January
Page 2 3, 2023 Page 2
FirstName LastName
3. Describe any material risks related to safeguarding your crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
4. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
5. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

                Risk from depreciation in your stock price.
                Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
                Risk of increased losses or impairments in your investments or other assets.
                Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
                Risks from price declines or price volatility of crypto assets. Description of Business, page 24

6. If material to an understanding of your business, discuss any steps you take to safeguard
         your customers    crypto assets and describe any policies and
procedures that are in place to
         prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
7. We note your disclosure on page 24 that "the Company is able to select from a number of
         blockchains    to validate transactions. We also note your statements
on page F-9 that the
         Company earns revenue by providing resources to the CSPR blockchain network and that the Company is awarded tokens for rendering these services. Please revise as follows:

                affirmatively identify all of the crypto assets that you mine, hold, or transact in;
                discuss your intentions to mine, hold, or transact in any other crypto assets and update this disclosure in future filings as appropriate;
                describe your process, if any, for analyzing whether a particular crypto asset that you intend to mine, hold, or transact in is a "security" within the meaning of Section
              2(a)(1) of the Securities Act. Disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and
                expand your risk factors to describe the specific potential consequences to you and to investors if it is subsequently determined that you have participated in the unregistered issuance or distribution of securities, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions. Prominently disclose this risk in the Summary.
 Lee Jacobson
Robot Cache US Inc.
January 3, 2023
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
25

8. You state the company anticipates that it would determine each month whether or not to convert such cryptocurrency into cash or hold it in trust at either Coinbase or another cryptocurrency exchange. Please discuss the factors that will be considered by the company to determine whether to hold it in trust or to convert into fiat currency.
Sources of Revenue, page 28

9. Please clarify the percentage of revenue that is generated from your three sources of revenue for all periods presented: (i) sale of games; (ii) mining activities; and (iii) third-
      party advertising.
General

10. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.
       You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo,
Legal Branch Chief, at 202-551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameLee Jacobson
                                                              Division of
Corporation Finance
Comapany NameRobot Cache US Inc.
                                                              Office of
Technology
January 3, 2023 Page 3
cc:       Gary Ross
FirstName LastName